Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2007		2006 (1)		2005 (1)		2004 (1)		2003 (1)
Earnings:
Income from continuing operations	$121,811		$247,504		$156,461		$160,717		$115,650
Equity in earnings and gains (losses) on equity transactions of equity investments	—		(119,423)		(26,115)		(45,443)		(23,525)
Fixed charges before preferred distributions	172,060		166,229		143,663		118,212		101,144
Distributions from equity investments	—		5,387		22,646		24,572		27,404
Capitalized interest	(489)		(335)		—		—		—
Adjusted Earnings	$293,382		$299,362		$296,655		$258,058		$220,673

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$171,571		$165,894		$143,663		$118,212		$101,144
Capitalized interest	489		335		—		—		—
Preferred distributions	60,572		44,692		46,000		46,000		46,000
Combined Fixed Charges and Preferred Distributions	$232,632		$210,921		$189,663		$164,212		$147,144

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3	x	1.4	x	1.6	x	1.6	x	1.5	x

(1)          Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.